UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November , 2021

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into  the Registration Statement on Form F-3 of the Registrant filed with the Securities and Exchange Commission on August 6, 2018 (File 333-226611).

Atlantica Reports Third Quarter 2021 Financial Results

•	Revenue for the first nine months of 2021 increased by 22.3% year-over-year up to $940.4 million, and an increase of 8.4% year-over-year on a comparable basis[1].

•	Adjusted EBITDA including unconsolidated affiliates was $634.1 million for the first nine months of 2021, a 2.1% year-over-year increase.

•	Net loss for the first nine months of 2021 attributable to the Company was $18.2 million, compared with a net profit of $61.2 million for the first nine months of 2020.

•	Operating cash flow for the first nine months of 2021 was $441.9 million, compared with an operating cash flow of $303.2 million for the first nine months of 2020.

•	Cash available for distribution (“CAFD”) increased by 12.9% year-over-year up to $168.5 million for the first nine months of 2021.

•	Quarterly dividend of $0.435 per share approved by the Board of Directors.

November 10, 2021 – Atlantica Sustainable Infrastructure plc (NASDAQ: AY) (“Atlantica” or the “Company”) today reported its financial results for the first nine months of 2021. Revenue was $940.4 million, a 22.3% increase compared with the first nine months of 2020. On a comparable basis1, the increase in revenue was 8.4%. Adjusted EBITDA including unconsolidated affiliates increased by 2.1% up to $634.1 million. Growth in revenue and Adjusted EBITDA including unconsolidated affiliates, resulted mainly from the recent investments in new assets, higher production in our renewable energy business and foreign exchange differences, and was partially offset by an accounting adjustment with no cash impact in the current period caused by higher electricity market prices in Spain. Cash Available for Distribution was $168.5 million, a 12.9% increase compared with $149.2 million in the first nine months of 2020. CAFD per share2 was $1.52, a 3.6% increase compared to the same period of the previous year.

1 Revenue for the first nine months of 2021 on a constant currency basis and adjusted for the consolidation of a non-recurrent Rioglass solar project was $833.2 million.
2 CAFD per share is calculated by dividing CAFD for the period by the weighted average number of shares for the period.

Highlights

(in thousands of U.S. dollars)	Three-month period ended September 30,		Nine-month period ended September 30,
	2021	2020	2021	2020
Revenue	$329,243	$302,987	$940,418	$768,734
Profit/(loss) for the period attributable to the Company	(11,337)	89,380	(18,166)	61,209
Adjusted EBITDA incl. unconsolidated affiliates	229,846	240,958	634,081	621,027
Net cash provided by operating activities	195,623	154,835	441,940	303,242
CAFD	58,580	51,953	168,474	149,228

Key Performance Indicators

	Nine-month period ended September 30,
	2021	2020
Renewable energy
MW in operation[3]	2,022	1,551
GWh produced[4]	3,460	2,608
Efficient natural gas & heat
MW in operation[5]	398	343
GWh produced[6]	1,665	1,932
Availability (%)[7]	99.8%	102.4%
Transmission lines
Miles in operation	1,166	1,166
Availability (%)[5]	100.0%	99.9%
Water
Mft[3] in operation[2]	17.5	17.5
Availability (%)[5]	99.8%	101.6%

3 Represents total installed capacity in assets owned or consolidated at the end of the period, regardless of our percentage of ownership in each of the assets, except for the U.S. Wind Portfolio for which we have included our 49% interest.
4 Includes 49% of the U.S. Wind Portfolio production since its acquisition. Includes curtailment in wind assets for which we receive compensation.
5 Includes 43 MW corresponding to our 30% share in Monterrey and 55 MWt corresponding to thermal capacity from Calgary District Heating.
6 GWh produced includes 30% share of the production from Monterrey.
7 Availability refers to the time during which the asset was available to our client totally or partially divided by contracted or budgeted availability, as applicable.

Segment Results

(in thousands of U.S. dollars)	Nine-month period ended Sept 30,
	2021	2020
Revenue by geography
North America	$308,661	$267,688
South America	117,129	112,019
EMEA	514,628	389,027
Total Revenue	$940,418	$768,734

Adjusted EBITDA incl. unconsolidated affiliates by geography
North America	$243,361	$238,494
South America	90,626	89,749
EMEA	300,094	292,784
Total Adjusted EBITDA incl. unconsolidated affiliates	$634,081	$621,027

(in thousands of U.S. dollars)	Nine-month period ended Sept 30,
	2021	2020
Revenue by business sector
Renewable energy	$725,756	$579,230
Efficient natural gas & heat	93,524	80,118
Transmission lines	80,428	79,229
Water	40,710	30,157
Total Revenue	$940,418	$768,734

Adjusted EBITDA incl. unconsolidated affiliates by business sector
Renewable energy	$464,861	$456,873
Efficient natural gas & heat	76,387	75,244
Transmission lines	64,243	66,047
Water	28,590	22,863
Total Adjusted EBITDA incl. unconsolidated affiliates	$634,081	$621,027

Production in the renewable energy portfolio increased by 32.7% for the first nine-months of 2021 compared with the first nine months of 2020 mainly thanks to the contribution of recent investments, higher output at Kaxu as well as better solar radiation in Spain. Our wind assets in the United States and South America had a lower production than expected due to lower wind resources.

In our efficient natural gas and heat and transmission lines segments, where revenue is based on availability, we maintained very high availability levels. In water, the decrease in availability was largely due to the installation of some new safety-related equipment during the first quarter and maintenance works in the third quarter.

Liquidity and Debt

As of September 30, 2021, cash at Atlantica’s corporate level was $78.6 million, compared with $335.2 million as of December 31, 2020. Additionally, as of September 30, 2021, the Company had $425.0 million available under its Revolving Credit Facility and therefore total corporate liquidity of $503.6 million, compared with $750.2 million as of December 31, 2020.

As of September 30, 2021, net project debt8 was $4.59 billion, compared with $4.70 billion as of December 31, 2020, while net corporate debt9 was $951.5 million, compared with $658.5 million as of December 31, 2020. The net corporate debt / CAFD pre-corporate debt service ratio10 was 3.5x as of September 30, 2021. As of September 30, 2021, our average corporate debt maturity stands at approximately 5.5 years.

Dividend

On November 9, 2021, the Board of Directors of Atlantica approved a dividend of $0.435 per share. This dividend is expected to be paid on December 15, 2021 to shareholders of record as of November 30, 2021.

8  Net project debt is calculated as long-term project debt plus short-term project debt minus cash and cash equivalents at the consolidated project level.
9  Net corporate debt is calculated as long-term corporate debt plus short-term corporate debt minus cash and cash equivalents at Atlantica’s corporate level.
10 Net corporate leverage is calculated as corporate net debt divided by midpoint 2021 CAFD guidance before corporate debt service. CAFD pre-corporate debt service is calculated as CAFD plus corporate debt interest paid by Atlantica.

Accretive Growth Strategy

During the first nine months of 2021, Atlantica continued with its growth plan. 2021 has been a strong year in terms of investments.

-	With the acquisitions of Coso and Vento II, Atlantica invested close to $370 million in renewable assets in operation in North America.

-
The Company also invested in a photovoltaic (PV) plant through its renewable energy platform in Chile earlier this year and expects to close the acquisition of La Sierpe, another PV asset in South America in the fourth quarter of 2021.

-	Furthermore, in the third quarter of 2021, the Company closed the acquisition of two PV assets in Italy, the first investment in this country.

If we consider other smaller investments already executed during the year, total investments closed so far in 2021 total $465 million, well above the $300 million annual target that we provided at the beginning of 2021.

Continued Strong Progress on ESG

Atlantica continues to achieve new milestones within its strong commitment to ESG.

•
At the COP 26, the United Nations Climate Change conference held in Glasgow this November, Atlantica announced an ambitious greenhouse gas (GHG) objective approved by the Science Based Targets initiative (SBTi). Atlantica targets to reduce Scope 1 and 2 GHG emissions per kWh by 70% by 2035 from a 2020 base year[11]. Targets are considered ‘science-based’ if they are in line with the latest levels recommended by climate science to meet the goals set out in the Paris Agreement to limit global warming to “well-below 2ºC”.

•
In addition, Atlantica has been selected amongst the inaugural recipients of the Terra Carta Seal, launched by His Royal Highness the Prince of Wales through the Sustainable Markets Initiative (SMI). The Terra Carta Seal recognizes companies which are demonstrating their commitment to, and momentum towards, the creation of genuinely sustainable markets. It is awarded to companies whose ambitions are aligned with those of the Terra Carta, a recovery plan for Nature, People and Planet, launched in January 2021.

11 The target boundary includes steam generation.

2021 Guidance

Atlantica expects to close the year 2021 with a CAFD in the range of the guidance provided in March 2021, which is between $220 million and $240 million.

The Company expects to achieve an Adjusted EBITDA including unconsolidated affiliates at or slightly below the low end of its guidance, which was $820 million, mainly due to the accounting adjustment to revenue caused by high electricity market prices in Spain. The accounting adjustment would not have a cash impact in 2021.

Details of the Results Presentation Conference

Atlantica’s CEO, Santiago Seage, and CFO, Francisco Martinez-Davis, will hold a conference call and a webcast on Wednesday, November 10, 2021, at 8:30 am (New York time).

In order to access the conference call participants should dial: + 1-631-510-7495 (US), +44 (0) 844-571-8892 (UK) or +1-866-992-6802 (Canada), followed by the confirmation code 8186973. Atlantica advises participants to access the conference call at least 20 minutes in advance.

The senior management team will hold meetings with investors during the month of November at the RBC Capital Markets Midstream and Energy Infrastructure Conference.

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "aim," "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "guidance," "intend," "is likely to," "may," "plan," "potential," "predict," "projected," "should" or "will" or the negative of such terms or other similar expressions or terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances.

Investors should read the section entitled "Item 3D. Key Information—Risk Factors" and the description of our segments and business sectors in the section entitled "Item 4B. Information on the Company—Business Overview", each in our Annual Report for the fiscal year ended December 31, 2020, filed on Form 20-F, for a more complete discussion of the risks and factors that could affect us.

Forward-looking statements include, but are not limited to, statements relating to: expected value; payments for investments, equity investment and project growth strategy; accretive investment opportunities; accretive growth opportunities; accretive growth strategies; strategic business alternatives to ensure optimal company value; estimated returns and cash available for distribution (“CAFD”) estimates, including CAFD per share growth strategy and targets, CAFD estimates per currency, geography and sector; net corporate leverage based on CAFD estimates; project debt; progress on ESG, the use of non-GAAP measures as a useful predicting tool for investors; dividends; and various other factors, including those factors discussed under “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our Annual Report for the fiscal year ended December 31, 2020 filed on Form 20-F.

The CAFD, Adjusted EBITDA, CAFD per share and other guidance incorporated into this press release are estimates as of March 1, 2021. These estimates are based on assumptions believed to be reasonable as of the date Atlantica published its 2020 Financial Results. Atlantica disclaims any current intention to update such guidance, except as required by law.

Non-GAAP Financial Measures

This press release also includes certain non-GAAP financial measures, including Adjusted EBITDA including unconsolidated affiliates, Adjusted EBITDA including unconsolidated affiliates as a percentage of revenues (margin), CAFD and CAFD per share. Non-GAAP financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Please refer to the appendix of this press release for a reconciliation of the non-GAAP financial measures included in this press release to the most directly comparable financial measures prepared in accordance with IFRS. Also, please refer to the following paragraphs in this section for an explanation of the reasons why management believes the use of non-GAAP financial measures (including CAFD, CAFD per share and Adjusted EBITDA including unconsolidated affiliates) in this press release provides useful information to investors.

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures employed by other companies and may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Some of the limitations of these non-GAAP measures are:

•	they do not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA, CAFD and CAFD per share do not reflect any cash requirements that would be required for such replacements;

•	some of the exceptional items that we eliminate in calculating Adjusted EBITDA reflect cash payments that were made, or will be made in the future; and

•	the fact that other companies in our industry may calculate Adjusted EBITDA, CAFD and CAFD per share differently than we do, which limits their usefulness as comparative measures.

We define Adjusted EBITDA including unconsolidated affiliates as profit/(loss) for the period attributable to the Company, after adding back loss/(profit) attributable to non-controlling interest, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges. CAFD is calculated as cash distributions received by the Company from its subsidiaries minus cash expenses of the Company, including debt service and general and administrative expenses. CAFD per share is calculated as CAFD divided by the weighted average number of outstanding ordinary shares of the Company during the period (110,749,202 for the nine months ended on September 30, 2021, and 101,878,667 for 2020).

Our management believes Adjusted EBITDA including unconsolidated affiliates, CAFD and CAFD per share are useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired.

Our management believes CAFD and CAFD per share are relevant supplemental measurements of the Company’s ability to earn and distribute cash returns to investors and are useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, CAFD and CAFD per share are used by our management team for determining future acquisitions and managing our growth. Adjusted EBITDA, CAFD and CAFD per share are widely used by other companies in the same industry.

Our management uses Adjusted EBITDA, CAFD and CAFD per share as measures of operating performance to assist in comparing performance from period to period on a consistent basis. They also readily view operating trends as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations, and for communicating with our board of directors, shareholders, creditors, analysts and investors concerning our financial performance.

In our discussion of operating results, we have included foreign exchange impacts in our revenue and Adjusted EBITDA including unconsolidated affiliates by providing constant currency growth. The constant currency presentation is not a measure recognized under IFRS and excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue and Adjusted EBITDA using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute for recorded amounts presented in conformity with IFRS as issued by the IASB nor should such amounts be considered in isolation.

Consolidated Statements of Operations
(Amounts in thousands of U.S. dollars)

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2021	2020	2021	2020
Revenue	$329,243	$302,987	$940,418	$768,734
Other operating income	17,327	18,666	57,597	75,902
Employee benefit expenses	(20,093)	(13,097)	(59,105)	(37,430)
Depreciation, amortization, and impairment charges	(146,040)	(108,093)	(334,916)	(302,166)
Other operating expenses	(105,081)	(71,543)	(320,873)	(197,635)
Operating profit	$75,356	$128,920	$283,121	$307,405
Financial income	616	740	1,848	6,413
Financial expense	(87,476)	(79,326)	(277,000)	(289,439)
Net exchange differences	(138)	(306)	2,046	(1,482)
Other financial income, net	8,383	59,778	21,684	62,597
Financial expense, net	$(78,615)	$(19,114)	$(251,422)	$(221,911)
Share of profit/(loss) of associates carried under the equity method	1,589	(3,839)	4,245	(2,248)
Profit/(loss) before income tax	$(1,670)	$105,967	$35,944	$83,246
Income tax	(9,262)	(21,608)	(42,390)	(25,079)
Profit/(loss) for the period (continued operations)	$(10,932)	$84,359	$(6,446)	$58,167
Loss/(profit) attributable to non-controlling interests	(405)	5,021	(11,720)	3,042
Profit/(loss) for the period attributable to the Company	$(11,337)	$89,380	$(18,166)	$61,209
Weighted average number of ordinary shares outstanding (thousands)	111,055	101,602	110,749	101,602
Weighted average number of ordinary shares diluted (thousands)	114,577	104,273	114,156	102,499
Basic earnings per share (U.S. dollar per share)	$(0.10)	$0.88	$(0.16)	$0.60
Diluted earnings per share (U.S. dollar per share)	$(0.10)	$0.86	$(0.16)	$0.60

Consolidated Statement of Financial Position
(Amounts in thousands of U.S. dollars)

Assets	As of September 30, 2021	As of December 31, 2020
Non-current assets
Contracted concessional assets	$8,173,917	$8,155,418
Investments carried under the equity method	296,762	116,614
Financial investments	88,866	89,754
Deferred tax assets	164,304	152,290
Total non-current assets	$8,723,849	$8,514,076
Current assets
Inventories	$33,156	$23,958
Trade and other receivables	324,267	331,735
Financial investments	207,801	200,084
Cash and cash equivalents	763,545	868,501
Total current assets	$1,328,769	$1,424,278
Total assets	$10,052,618	$9,938,354
Equity and liabilities
Share capital	$11,148	$10,667
Share premium	836,269	1,011,743
Capital reserves	1,069,344	881,745
Other reserves	147,915	96,641
Accumulated currency translation differences	(122,188)	(99,925)
Accumulated deficit	(388,820)	(373,489)
Non-controlling interest	207,922	213,499
Total equity	$1,761,589	$1,740,881
Non-current liabilities
Long-term corporate debt	$1,009,128	$970,077
Long-term project debt	4,568,387	4,925,268
Grants and other liabilities	1,271,460	1,229,767
Derivative liabilities	249,639	328,184
Deferred tax liabilities	302,612	260,923
Total non-current liabilities	$7,401,226	$7,714,219
Current liabilities
Short-term corporate debt	$20,951	$23,648
Short-term project debt	710,493	312,346
Trade payables and other current liabilities	118,600	92,557
Income and other tax payables	39,759	54,703
Total current liabilities	$889,803	$483,254
Total equity and liabilities	$10,052,618	$9,938,354

Consolidated Cash Flow Statements
(Amounts in thousands of U.S. dollars)

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2021	2020	2021	2020
Profit/(loss) for the period	$(10,932)	$84,359	$(6,446)	$58,167
Financial expense and non-monetary adjustments	224,283	147,022	609,429	536,579
Profit for the period adjusted by financial expense and non-monetary adjustments	$213,351	$231,381	$602,983	$594,746
Variations in working capital	27,573	(44,921)	47,987	(128,926)
Net interest and income tax paid	(45,301)	(31,625)	(209,030)	(162,578)
Net cash provided by operating activities	$195,622	$154,835	$441,940	$303,242
Investment in contracted concessional assets	6,245	(1,856)	(10,348)	3,819
Other non-current assets/liabilities	930	(6,138)	375	(14,387)
Acquisitions of subsidiaries and entities under the equity method	(14,436)	-	(337,539)	8,943
Dividends received from entities under the equity method	11,385	9,758	24,615	20,140
Net cash provided by/(used in) investing activities	$4,124	$1,764	$(322,897)	$18,515

Net cash provided by/(used in) financing activities	$(111,262)	$(167,736)	$(207,965)	$(95,799)

Net increase/(decrease) in cash and cash equivalents	$88,485	$(11,137)	$(88,922)	$225,958
Cash and cash equivalents at beginning of the period	686,289	788,770	868,501	562,795
Translation differences in cash or cash equivalent	(11,229)	11,262	(16,034)	142
Cash and cash equivalents at end of the period	$763,545	$788,895	$763,545	$788,895

Reconciliation of Adjusted EBITDA including unconsolidated affiliates to Profit for the period attributable to the company

(in thousands of U.S. dollars)	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2021	2020	2021	2020
Profit/(loss) for the period attributable to the Company	$(11,337)	$89,380	$(18,166)	$61,209
Profit/(loss) attributable to non-controlling interest	405	(5,021)	11,720	(3,042)
Income tax	9,262	21,608	42,390	25,079
Share of loss/(profit) of associates carried under the equity method	(1,589)	3,839	(4,245)	2,248
Financial expense, net	78,615	19,114	251,422	221,911
Operating profit	$75,356	$128,920	$283,121	$307,405
Depreciation, amortization, and impairment charges	146,040	108,093	334,916	302,166
Adjusted EBITDA	$221,395	$237,015	$618,037	$609,572
Atlantica’s pro-rata share of EBITDA from Unconsolidated Affiliates	8,451	3,943	16,044	11,455
Adjusted EBITDA including unconsolidated affiliates	$229,846	$240,958	$634,081	$621,027

Reconciliation of Adjusted EBITDA including unconsolidated affiliates to net cash provided by operating activities

(in thousands of U.S. dollars)	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2021	2020	2021	2020
Net cash provided by operating activities	$195,623	$154,835	$441,940	$303,242
Net interest and income tax paid	45,301	31,625	209,030	162,578
Variations in working capital	(27,573)	44,921	(47,987)	128,926
Other non-cash adjustments and other	8,044	5,634	15,054	14,826
Adjusted EBITDA	$221,395	$237,015	$618,037	$609,572
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates	8,451	3,943	16,044	11,455
Adjusted EBITDA including unconsolidated affiliates	$229,846	$240,958	$634,081	$621,027

Reconciliation of Cash Available For Distribution to Profit for the period attributable to the Company

(in thousands of U.S. dollars)	For the three-month period ended Sept 30,		For the nine-month period ended Sept 30,
	2021	2020	2021	2020
Profit/(loss) for the period attributable to the Company	$(11,337)	$89,380	$(18,166)	$61,209
Profit/(loss) attributable to non-controlling interest	405	(5,021)	(11,720)	3,042
Income tax	9,262	21,608	42,390	25,079
Share of loss/(profit) of associates carried under the equity method	(1,589)	3,839	(4,245)	2,248
Financial expense, net	78,615	19,114	251,422	221,911
Operating profit	$75,356	$128,920	$283,121	$307,405
Depreciation, amortization, and impairment charges	146,040	108,093	334,916	302,166
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates	8,451	3,943	16,044	11,455
Adjusted EBITDA including unconsolidated affiliates	$229,846	$240,958	$634,081	$621,027
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates	(8,451)	(3,943)	(16,044)	(11,455)
Dividends from equity method investments	11,385	9,758	24,615	20,140
Non-monetary items	(7,907)	(5,327)	(17,102)	(13,344)
Interest and income tax paid	(45,301)	(31,625)	(209,030)	(162,578)
Principal amortization of indebtedness	(40,336)	(18,963)	(160,307)	(109,162)
Deposits into/ withdrawals from restricted accounts	(567)	8,844	(761)	59,370
Change in non-restricted cash at project level	(89,947)	(94,192)	(113,379)	(113,402)
Dividends paid to non-controlling interests	(11,717)	(6,833)	(23,327)	(20,994)
Changes in other assets and liabilities	21,574	(46,724)	49,727	(120,374)
Cash Available For Distribution	$58,580	$51,953	$168,474	$149,228

Reconciliation of CAFD to CAFD per share

	For the three-month period ended Sept 30,		For the nine-month period ended Sept 30,
	2021	2020	2021	2020
CAFD (in thousands of U.S. dollars)	$58,580	$51,953	$168,474	$149,228
Weighted Number of Shares (basic) for the period (in thousands)	111,055	101,602	110,749	101,602
CAFD per share (in U.S. dollars)	$0.5275	$0.5113	$1.5212	$1.4688

About Atlantica

Atlantica Sustainable Infrastructure plc is a sustainable infrastructure company that owns a diversified portfolio of contracted renewable energy, storage, efficient natural gas, transmission lines and water assets in North & South America, and certain markets in EMEA (www.atlantica.com).

Chief Financial Officer Francisco Martinez-Davis E ir@atlantica.com	Investor Relations & Communication Leire Perez E ir@atlantica.com T +44 20 3499 0465

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Atlantica Sustainable Infrastructure plc

Date: November 10, 2021	By:	/s/ Santiago Seage
		Name:	Santiago Seage
		Title:	Chief Executive Officer